December 1, 2004

Mail Stop 0409

J. Michael Schroeder
Chief Counsel and Corporate Secretary
Great Wolf Resorts, Inc.
122 West Washington Avenue
Madison, Wisconsin 53703

Re:	Great Wolf Resorts, Inc.
	Amendment No. 3 to Form S-1
      Registration No. 333-118148
      Filed November 26, 2004

Dear Mr. Schroeder:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

      For purposes of this comment letter, we refer to the pagination, paragraphs, sentence and line numbers as displayed by the marked courtesy copy version of your Form S-1 filed on November
26,
2004.

Summary
Properties, page 4

1. We note your restatement disclosure on pages F-31 and F-32 regarding your inadvertent failure to include Historic Hollywood Hillview, LLC. Further, it does not appear that this property will be spun-off along with your predecessor`s non-resort assets. Therefore, please revise to disclose the nature of this $7.4 million asset as a property in your portfolio and throughout as necessary to clarify the nature of this asset.

Benefits to Related Parties, pages 30-31

2. Please disclose the interest rates, maturity dates, and payment dates of the loans to the Great Lakes founders described on page
31.

3. Please revise your discussion of the loans to the Great Lakes founders to provide greater detail about the "personal matters" and nature of the specific refinancing of debt and funding of investments for which they will use the loan proceeds.

Underwriting, page 106

4. Please note our review of your response to prior comment 8 concerning the i-Deal online offering procedures is ongoing.



      *   *   *


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.









      You may contact Jay Spinella at (202) 942-7323 or Donna Di Silvio at (202) 942-1852 if you have questions regarding comments on the financial statements and related matters. Please contact Neil Miller at (202) 942-1851 or me at (202) 942-1960 with any other questions.


Sincerely,



Karen J. Garnett
Assistant Director

cc: 	Alan J. Prince, Esq. (via facsimile)
  	King & Spalding LLP

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Great Wolf Resorts, Inc.
December 1, 2004
Page 1